Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Imperia Caviar, Inc.
10100 Santa Monica Blvd, Suite 300
Los Angeles, CA 90067
www.imperiacaviar.com

Up to $1,069,999.80 in Class A Common Stock at $0.60
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Imperia Caviar, Inc.
Address: 10100 Santa Monica Blvd, Suite 300, Los Angeles, CA 90067
State of Incorporation: DE
Date Incorporated: March 16, 2018

Terms:

Equity

Offering Minimum: $9,999.60 | 16,666 shares of Class A Common Stock
Offering Maximum: $1,069,999.80 | 1,783,333 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.60
Minimum Investment Amount (per investor): $499.80

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses

Time-Based Perks

Friends and Family

Invest within the first week and receive 20% bonus shares.

Super Early Bird

Invest within the first two weeks and receive 15% bonus shares.

Early Bird

Invest within the first three weeks and receive 10% bonus shares.

Early Adopters

Invest within the first month and receive 5% bonus shares.

<u>Amount-Based Perks</u>

Tier 1 | $1,000+

Invest $1,000+ and receive 1-year access to The Caviar Club's member privileges.

Tier 2 | $2,500+

Invest $2,500+ and receive 125g of Imperia Caviar and 2-year access to The Caviar Club's member privileges.

Tier 3 | $5,000+

Invest $5,000+ and receive 250g of Imperia Caviar and 3-year access to The Caviar Club's member privileges.

Tier 4 | $10,000+

$10,000+ --5% Bonus Shares, 500g of Imperia Caviar, and 7-year access to The Caviar Club's member privileges.

Tier 5 | $25,000+

Invest $25,000+ and receive 10% Bonus Shares, 2k of Imperia Caviar, and Lifetime access to The Caviar Club's member privileges.

Tier 6 | $50,000+

Invest $50,000+ and receive 20% Bonus Shares, $5K worth of Imperia Caviar, and lifetime access to The Caviar Club's member privileges.

Tier 7 | $100,000+

Invest $100,000+ and receive $10K worth of Imperia Caviar and Lifetime access to The Caviar Club's member privileges.

Caviar Club Member Privileges include complimentary shipping, member pricing, access to exclusive events, early access to limited edition caviar and luxury products, virtual tasting events.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Imperia Caviar, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.60 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Imperia Caviar, Inc. ("Imperia Caviar", "Imperia", the "Company", "we", "us", and "our") is a Los Angeles based caviar distribution company committed to product excellence while offering uncompromising value and service to its clients. In addition to selling our own "Imperia" line of caviar, we also own and operate "The Caviar Club" - a caviar subscription service with a mission to make caviar accessible to everyone while offering uncompromising value and service to its members. Imperia Caviar is dedicated to bringing the highest-quality caviar available in the United States to the masses, without forcing people to pay exorbitant fees traditionally required to enjoy this nutritious delicacy.

We note that, as of the date of this Offering Memorandum, Imperia Caviar is currently operating as a limited liability company under the name "Imperia Caviar, LLC". Prior to the first closing of investments in this Offering, Imperia Caviar intends to convert from a Delaware limited liability company into a Delaware corporation. As such, unless context indicates otherwise, the information in this Offering Memorandum reflects Imperia Caviar after its conversion into a Delaware corporation.

Our Principal Products

Caviar

We primarily sell two varietals of caviar: Ossetra Caviar and Kaluga (or River Beluga) Hybrid Caviar. We also sell Wagyu Beef.

Ossetra Caviar. Ossetra caviar has long been hailed as one of the most coveted varieties of caviar since it was originally found in the Caspian Sea. Ossetra sturgeon fishlings (otherwise known as the Acipenser Guldenstadtii) have since been relocated to aquaculture farms where they're now sustainably raised and farmed. These roe are best known for their nutty flavor and dark color—ranging from black to dark brown with flecks of gold and even white. The rich, bold sea flavors pair well with a variety of foods, including heavy creams, sauces, and meat dishes. This culinary versatility gives it universal appeal and makes it one of the most popular caviars in the world today.

Kaluga (or River Beluga) Hybrid Caviar. The union of the Kaluga and Shassetra sturgeons makes produces this caviar, known for its distinct, mild flavor. Visually striking, the Kaluga Hybrid has a deep and shimmery jade-like coloring and fills the palate with creamy, buttery flavors with each individual grain. This caviar is often referred to as "River Beluga" caviar.

We sell each of these caviar varietals in various quantities, starting at 50g for $75.00 and up to 1.68kg for $1,345.00.

Japanese A-5 Wagyu Beef. We also sell marbled A5 Japanese Wagyu Ribeye Steaks, offered in 2x8oz steaks cut to 1/2-inch thickness or one thicker 16oz steak cut to 1-inch thickness ($140.00 in each case).

The ribeye has an intense, full mouthfeel, with a high BMS (Beef Marble Scale) grading – a grading standard, which measures the meat's intramuscular fat, also known as "marbling". Marbling is that webbing of creamy white fat that riddles a cut of beef, and which gives it Wagyu been its signature tenderness, juiciness and richness. We source only the highest quality beef to ensure we deliver excellent quality for our customers.

Our Certified Wagyu Beef is raised under the highest standards. We use overnight shipping services and insulated packaging so that orders arrive as fresh as possible.

Our Brands

We sell caviar and other specialty food products under a number of different brand names, each with different focuses and target customers demographics. Each of our brands, as well as the products sold under each of those brands, is summarized below.

Imperia Caviar. Imperia Caviar is our most traditional caviar brand, targeting primarily males aged 35-65 that either are familiar with caviar, or are looking for an easy entry point into caviar. We have also recently started selling our A5 Japanese Wagyu Ribeye Steaks through the Imperia Caviar brand.

OM Caviar. OM Caviar is our caviar brand that is our wellness-focused caviar brand. We generally target women, aged 25 – 65 with our OM Caviar brand, and highlight the nutritional and health benefits of caviar to the customers of this brand.

We only sell caviar through OM Caviar, selling OM Caviar-branded Kaluga Hybrid Caviar and Ossetra Caviar.

Petrusco. Petrusco strives to appeal to individuals that prefer Russian caviar. For the Petrusco Royal Ossetra and Petrusco River Beluga Hybrid caviar products, the Company strives to source caviar from Russia and the European Union for this brand. Japanese A5 Wagyu is also sold through the Petrusco brand.

Loft Caviar. Loft Caviar was established to attract customers that are interested in Caviar sourced from specific locations around the globe. Loft River Beluga Reserve Caviar, LOFT Traditional Ossetra Caviar, and LOFT Ossetra Reserve caviar all explicitly provide the continent of origin from which the caviar was sourced. This allows customers to choose where the caviar they choose is sourced from.

The Caviar Club. The Caviar Club is a subscription service offered by our Company. Instead of placing a one-off order for our caviar, customers can sign-up for a monthly, bi-monthly or quarterly subscription. Each order is $300 and comes with a 250g (8.8oz) tin, plus a 50g (1.7oz) tin. The Caviar Club membership offers complimentary shipping, is cancellable anytime, and offers fully customizable orders & delivery dates.

Distribution

We sell caviar direct-to-consumer primarily online through our websites. For one-off sales, we use specific websites for each of our brands (ImperiaCaviar.com, PetruscoCaviar.com, LoftCaviar.com, and OmCaviar.com . For our Caviar Club subscription service, we use www.TheCaviarClub.com. Orders placed with us online are shipped overnight in insulated packaging with ice packs, delivered directly to your home or office.

We also have recently introduced an Imperia Caviar kiosk at Westfield Mall, 10250 Santa Monica Boulevard, Los Angeles, CA 90067, where we sell our Imperia Caviar offerings in various sizes, from a 30g tin gift to 500g for a family occasion. We plan on introducing more kiosk locations in the future as our business continues to grow.

Supply and Production

We source our caviar directly from major caviar farms around the world. We place orders with these farms for caviar, which we re-package at our packaging facility located in Los Angeles using our custom Imperia packaging. From there, we fulfill orders and distribute the Caviar, using premium service from FedEx and UPS.

We source from farms with pristine ecosystems that mimic a wild-growing environment, which we believe lends to the exquisite taste and quality of our Kaluga Hybrid and Ossetra farmed caviar. We also only source from farms that use responsible caviar harvesting practices.

In addition, we believe that the best caviar is made by hand. We ensure that every step of the lengthy curing process: retrieval, sifting, rinsing, filter, curing, and packing, is done manually. These manual production techniques ensure each pearl reaches our customers in optimal condition.

Planned Products and Services

Imperia intends to establish itself as a name in the luxury gourmet foods industry. In the future, we intend to be opportunistic, and may branch into other luxury food items. (e.g. Uni, extra virgin olive oil, etc.) or other items or services that we feel will be of interest to our customer base and compliments our brand image. In the near term, we plan to introduce a line of truffle products.

Competitors and Industry

Industry Overview

Caviar is a food consisting of salt-cured roe of the Acipenseridae family. The roe can be fresh (non-pasteurized) or pasteurized. With pasteurization, caviar can be stored for a long time. Pasteurized caviar has a slightly different texture, and it is less perishable as compared to a fresh one. The significant types of caviar available in the market are Beluga, Ossetra, and Sevruga caviars.

According to a recent study on caviar market, published by Adroit Market Research, the caviar market is anticipated to witness significant growth at a 9.8% CAGR by 2025.

The global caviar industry is witnessing significant growth in demand owing to several factors such as growth in the production of caviar from aquaculture. As the purchasing power of consumers has increased over recent years, high demand for caviar has led to a greater rise in production, which in turn, has led to a decrease in the price of the species. This factor, coupled with growing consumer purchasing power across several parts of the globe has given a significant boost to the caviar demand. Also, a rise in exposure to international cuisine is further projected to augment market demand.

At Imperia Caviar, we believe we are well-positioned to capitalize on this projected growth in the caviar market, due to our strong online presence and low-price points, which we believe will allow us to reach a relatively untapped market of customers that previously did not have access to quality caviar, due to price constraints or lack of local purchasing options.

Competition

The caviar distribution business is competitive. There are many other companies selling caviar that have significantly greater financial resources than Imperia Caviar. Caviar is commonly bought online on sites such as Amazon and eBay, or other caviar-specific retailer websites such caviarstar.com. In addition, well-established supermarkets such as Whole Foods and Wegmans sell caviar. We also compete with established Caviar sellers, such as Petrossian of France, which is perhaps the most well-known seller of caviar in the world. In addition, caviar is sold restaurants, gourmet shops, and specialty grocery stores across the United States. While we face competition from all of these market participants, we believe that we compete favorably with these other companies due to our lower prices and strong online and digital marketing presence. Further, we believe there are high barriers to entry into the caviar distribution industry that make it difficult for new companies to enter into the marketplace. Building relationships with quality caviar farms, obtaining required permits, and establishing the facilities necessary to distribute caviar are all costly and difficult undertakings. We believe these high barriers to entry make it less likely that we will face significant competition from newcomers in this industry.

Marketing

Imperia has been focusing on digital marketing to increase its customer base. We have been featured in several prominent publications, such as Forbes and USA Today, and have also employed social media marketing, working with prominent influencers on Instagram and other social media platforms. We believe these activities both serve to increase brand-awareness for our *Imperia* caviar, as well as compliment the luxury image that we have endeavored to cultivate for our Company.

Current Stage and Roadmap

Current Stage

Imperia Caviar has developed a collection of premium caviars currently for sale through our direct-to-consumer website, Caviar Club subscription service, and select restaurants. The Company has established a secure supply of eco-friendly high-quality caviar, a robust direct-to-consumer sales channel, and a distinct luxury brand.

The Caviar Club subscription service currently has over 1,200 total active users, and around 120 monthly active users. Members receive monthly deliveries of Impera Caviar starting at $300/month and are given access to special pricing, specialty gifts, and the first look at Imperia's newest offerings.

For the year ended December 31, 2021, Imperia Caviar generated over $7mm in annual revenue.

Roadmap

Several product distribution partnerships are in progress and are slated to launch this year and beyond. The Company is focused on implementing a retail strategy in key markets in the US and Europe as well as growing its direct-to-consumer and subscription channels.

The Company is planning to expand the scope of its operations to include additional luxury products under the *Imperia* brand, such truffles, Uni, etc.) or other items or services that we feel will be of interest to our customer base and compliments our brand image.

Imperia intends to establish itself as a name in the luxury gourmet foods industry.

The Team

Officers and Directors

Name: Solomon Mordechai

Solomon Mordechai's current primary role is with Global Eye Investments . Solomon Mordechai currently services 15-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Founder
  Dates of Service: May 12, 2018 - Present
  Responsibilities: Mr. Mordechai's provides strategic guidance to the Company as a member of the Board of Directors of the Company. The Company pays a third-party entity that is an affiliate of Mr. Mordechai approximately $3,500 per month for the use of Mr. Mordechai's services. Mr. Mordechai is not a direct employee of the Company.

Other business experience in the past three years:

- **Employer:** Global Eye Investments
  Title: Chairman & CEO
  Dates of Service: September 01, 2003 - Present
  Responsibilities: Sony is responsible for the overall success of Global Eye Investments and for making top-level managerial decisions.

Other business experience in the past three years:

- **Employer:** XPRIZE
  Title: Innovation Board Member
  Dates of Service: May 01, 2014 - Present
  Responsibilities: XPRIZE is a non-profit organization that designs and hosts public competitions intended to encourage technological development to benefit humanity. Their board of trustees include James Cameron, Larry Page, Arianna Huffington, and Ratan Tata among others. The Innovation Advisory Board of XPRIZE meets with organization leaders and the Board of Directors of XPRIZE. It provides guidance and feedback to XPRIZE on its operations.

Other business experience in the past three years:

- **Employer:** Sport Couture Group
  Title: Chairman & Founder
  Dates of Service: September 01, 2010 - Present
  Responsibilities: As Chairman & Founder, Sony's responsibilities include chairing meetings of the Board of Directors, setting meeting agendas in conjunction with the Company Secretary, managing and providing leadership to

the Board of Directors, and acting as a direct liaison between the Board and the Company's management, through the CEO.

Other business experience in the past three years:

- **Employer:** Cosmos Moobile,
  Title: Co-Founder
  Dates of Service: December 01, 2015 - Present
  Responsibilities: Operations Oversight

Other business experience in the past three years:

- **Employer:** Alesonor Real Estate Development
  Title: Co-Founder
  Dates of Service: October 01, 2013 - Present
  Responsibilities: Operations Oversight

Other business experience in the past three years:

- **Employer:** Samson Construction
  Title: Co-Founder
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Operations oversight

Name: Nikolaos Pnevmatikakis

Nikolaos Pnevmatikakis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CFO
  Dates of Service: March 18, 2018 - Present
  Responsibilities: Nicholas serves as the Company's CEO, CFO and oversees all business operations of the Company. Nicholas ensures the Company is strategically aligned and has effective operational and financial procedures in place. The Company pays a third-party entity that is an affiliate of Nicholas approximately $7,500 per month for the use of Nicholas' services as CEO. Nicholas is not a direct employee of the Company and spends 20-40 hrs a week working at Imperia Caviar.

Other business experience in the past three years:

- **Employer:** ARHS Cube
  Title: Sales Director

Dates of Service: January 01, 2018 - Present
Responsibilities: Nicholas is responsible for managing all sales operations for an organization or business. His duties include drafting sales reports, meeting sales targets, and estimating sales profit for products. Nikolaos spends 40 hrs a week working at ARHS.

Name: Aliki Lala

Aliki Lala's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Secretary
  Dates of Service: June 14, 2022 - Present
  Responsibilities: Collaborate with the board and the executive team to coordinate on corporate action items and strategy, as well as prioritizes discussion items for the board and committees.

- **Position:** Head Of Marketing
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Helping craft the marketing strategy of the Company.

Other business experience in the past three years:

- **Employer:** Fais Group
  Title: Digital Artist
  Dates of Service: December 01, 2019 - May 01, 2022
  Responsibilities: Creator of visuals for brand marketing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the shares of Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that we will be able to provide service to our customers at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares of Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the premium specialty foods industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering shares of Class A Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought,

it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment in our Company.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock of our Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services and products are all centered around providing premium Caviar to our customers. Our revenues are therefore dependent upon the market for Caviar. Although we intend to expand our product offerings, they will all likely generally fall within the premium foods category. If there is a downturn in the market for Caviar or premium foods in general, our operating results may suffer.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Finally, there is a class of "Super" voting common stock (Class B) which provides 10 votes per share, as opposed to 1 vote per share for Class A Common stock. As such, investors in this offering will likely not have any meaningful ability to influence the operations of the Company.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. In such case, it is possible that the Company will not generate sufficient funds to continue its operations, in which case it will cease operating and you will get nothing. Even if we sell all the Class A Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, it may fail. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in our Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with

the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs that are similar to our product offerings. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not out-compete us in this premium foods marketplace. If this occurs, our operating results may be harmed, along with the value of your investment.

We are an early stage company and have not yet generated any profits
Imperia Caviar LLC was formed on March 16, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. While we have generated significant revenues, we have not yet generated any profits. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Imperia Caviar LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of our Class A Common shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
The Company has several trademark applications that are currently pending review and/or approval by the USPTO. Intellectual property is a complex field of law in which few things are certain. Even if we are granted the trademarks in our applications, it is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in

the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights (assuming we are granted the trademarks we have applied for), we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
A significant portion of our business is conducted online. We may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service on Imperia Caviar's website or in its computer systems could result in a loss of customers. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or our own computer systems could harm our reputation and materially negatively impact our financial condition and business.

Conditions beyond our control could materially affect the cost and/or availability of our specialty food products and/or interrupt our distribution network.
Conditions beyond our control could materially affect the cost and/or availability of our specialty food products and/or interrupt our distribution network. Our operating results are dependent upon, among other things, our ability to anticipate and react to any interruptions in our distribution network and changes to food costs and availability. We obtain a significant portion of our specialty food products from local, regional, national and international third-party suppliers. We generally do not enter into long-term contracts with our suppliers whereby they would be committed to provide products to us for any appreciable duration of time. Suppliers may not provide or may be unable to provide the specialty food products we need in the quantities and at the times and prices we request. Failure to identify an alternate source of supply for these items or comparable products that meet our customers' expectations may result in significant cost increases. Additionally, weather, governmental regulation, availability and seasonality may affect our food costs or cause a disruption in the quantity of our supply. If we are unable to obtain these products, our customers may seek a different supplier for these, or other, products which could negatively impact our business, financial condition or results of operations. We are also subject to material supply chain interruptions based upon conditions outside of our control. These interruptions could include work slowdowns, work interruptions, strikes or other adverse employment actions taken by employees of suppliers, short-term weather conditions or more prolonged climate change, product recalls, water shortages, transportation interruptions within our distribution channels, unavailability of fuel or increases in fuel costs, competitive demands and natural disasters or other catastrophic events, such as food-borne illnesses or bioterrorism. If we are unable to obtain the specialty food products that comprise our product portfolio in a timely manner as a result of any of the foregoing factors or otherwise, we may be unable to fulfill our obligations to customers who may, as a result of any such failure, resort to other distributors for their food product needs.

Product liability claims could have a material adverse effect on our business, financial condition or results of operations.
Like any other distributor of food products, we face an inherent risk of exposure to product liability claims if the products we sell cause injury or illness. We may be subject to liability, which could be substantial, because of actual or alleged contamination in products sold by us. If we do not have adequate insurance or contractual indemnification available, product liability claims and costs associated with product recalls could have a material adverse effect on our business, financial

condition or results of operations.

New information or attitudes regarding diet and health or adverse opinions about the health effects of the specialty food products we distribute could result in changes in consumer eating habits which could materially and adversely affect our business, financial condition or results of operations.

Consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming the specialty food products we distribute. If consumer eating habits change significantly, we may be required to modify or discontinue sales of certain items in our product portfolio, and we may experience higher costs associated with the implementation of those changes. This would be particularly harmful if such changes resulted in less consumer demand for Caviar. Additionally, changes in consumer eating habits may result in the enactment of laws and regulations that impact the ingredients and nutritional content of our specialty food products, or laws and regulations requiring us to disclose the nutritional content of our specialty food products. Compliance with these laws and regulations, as well as others regarding the ingredients and nutritional content of our specialty food products, may be costly and time-consuming. We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or resulting new laws or regulations or to adapt our menu offerings to trends in eating habits.

Our success depends to a significant extent upon general economic conditions, including disposable income levels and changes in consumer discretionary spending.

As a premium specialty food seller, our business is exposed to reductions in disposable income levels and discretionary consumer spending. The recent recession, coupled with high unemployment rates, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit and reduced consumer confidence, has adversely impacted consumers' ability and willingness to spend discretionary dollars. Economic conditions may remain volatile and may continue to repress consumer confidence and discretionary spending for the near term. A weak economy may cause consumers to spend discretionary dollars less frequently which could result in a decline in consumers' purchases our products. If our customers' sales decrease, it would harm our business, financial condition or results of operations. Our continued success will depend in part upon our ability to anticipate, identify and respond to changing economic and other conditions and the impact that they may have on discretionary consumer spending.

Damage to our reputation or lack of acceptance of our specialty food products could materially and adversely impact our business, financial condition or results of operations.

We believe that we have built a strong reputation for our brands and food products. Any incident that erodes consumer confidence in or affinity for our specialty food products or brands, whether or not justified, could significantly reduce their respective values and damage our business. If our customers perceive or experience a reduction in the quality or selection of our products and brands or our customer service, or in any way believe that we failed to deliver a consistently positive experience, our business, financial condition or results of operations may be affected in a materially adverse manner. A specialty foods distribution business such as ours can be adversely affected by negative publicity or news reports, whether or not accurate, regarding food quality issues, public health concerns, illness, safety, injury or government or industry findings concerning our products or others across the food distribution industry. In addition, our ability to successfully penetrate new markets may be adversely affected by a lack of awareness or acceptance of our product portfolio or our brands in these new markets. To the extent we are unable to foster name recognition and affinity for our products and brands in new markets, we may not be able to penetrate these markets as anticipated, and, consequently, our growth may be significantly delayed or impaired.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The species of fish that from which we source our caviar may become protected, which may make it more difficult or impossible for us to source the kinds of caviar we currently sell.
The caviar that we sell is farmed from various types of sturgeon fish. Certain types of sturgeon fish have been declared as endangered spices - and as a result, they are not allowed to be imported in the USA. In the future, government authorities could add more type of sturgeon fish in the list of endangered spices, which could limit the types of caviar we can offer. In such an event, we would have to use alternative sources of Caviar, which could be less popular than the caviar we are currently offering, which may harm our business. There is no guarantee we will be able to continue to offer all of the varietals of caviar we currently offer.

The Chief Executive Officer currently splits time between working for Imperia Caviar and another company
The CEO of Imperia Caviar, Nikolaos Pnevmatikakis, currently splits his time between working at ARHS Cube and Imperia Caviar. Although Nikolaos receives a full salary for his work at Imperia Caviar and considers it his main focus, there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Solomon Mordechai	36,666,667	Class B Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Convertible Note (Global Eye), and SAFEs. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,783,333 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 100,000,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share of Class A Common Stock. Please see Voting Rights of Securities Sold in this Offering for additional information.

Material Rights

The total amount outstanding includes 4,000,000 shares to be issued pursant to stock options issued.

The total amount outstanding includes 1,000,000 shares to be issued pursant to stock options, reserved but unissued.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

The amount of security authorized is 36,666,667 with a total of 36,666,667 outstanding.

Voting Rights

Each share of Class B Common Stock has ten (10) votes per share.

Material Rights

The Class B Common Stock of Imperia Caviar, Inc. is "Super" Voting - and has ten times the number of votes per share as the Class A Common Stock being offered in this Offering. Additionally, Class B Common Stock is convertible into Class A Common stock at the option of the holder, at a ratio of 1-to-1.

Convertible Note (Global Eye)

The security will convert into Class a common stock and the terms of the Convertible Note (Global Eye) are outlined below:

Amount outstanding: $509,561.00
Maturity Date: January 01, 2023
Interest Rate: 1.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: At any time following the conversion of the Company from a limited liability company into a corporation, this note is convertible at the option of the holder at any time.

Material Rights

The Company issued this convertible promssory note to Global Eye Investments LLC, a Delaware entity owned by Solomon Mordechai, our Company's founder, principal shareholder, and director.

This note is convertible into shares of Class A Common Stock of the Company at a conversion price equal to the price per share of Class A Common Stock as offered in the Company’s most recent offering pursuant to Regulation Crowdfunding, provided that such conversion price shall be subject to adjustment or revision in the event of recapitalization, reclassifications, and certain other events.

SAFEs

The security will convert into Class a common stock and the terms of the SAFEs are outlined below:

Amount outstanding: $225,000.00
Interest Rate: 0.0%
Discount Rate: 50.0%
Valuation Cap: None
Conversion Trigger: A transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of its capital stock

Material Rights

There are no material rights associated with SAFEs.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Investors in the Company should be aware that the Company's Chief Executive Officer, Nikolaos Pnevmatikakis, has been granted Stock Options pursuant to the Company's 2021 Equity Incentive Plan for up to 2,333,333 shares of Class A Common

Stock, vesting as follows: (i) 833,339 shares shall vest upon the first sale of Company equity pursuant to this Offering; (ii) 833,330 shares shall vest upon the Company successfully closing a second offering of equity pursuant to Regulation Crowdfunding; and (iii) 166,666 shares each year thereafter until all shares have been issued under the Stock Option grant. In addition, there are an additional 1,666,666 shares of Class A Common Stock that have been granted under the Company's 2021 Equity Incentive Plan, which vest in equal installments over the course of 10 years, beginning in October 2021. As such, these stock options, if exercised, could lead to investors experiencing dilution.

Finally, the investors should be aware that, as of the date of this Offering Memorandum, the Company has issued $225,000 worth of SAFEs that, upon the commencement of this offering, will be convertible into shares of Class A Common Stock at a 50% discount to the price per share investors are paying for Class A Common Stock in this offering. Additionally, the Company owes $509,561 pursuant to a convertible note issued to Global Eye Investments, LLC (an affiliated entity of the Company) which is convertible at the option of the holder into shares of Class A Common Stock upon the commencement of this Offering. As such, in the event that this convertible note and/or these SAFEs, investors would experience dilution.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $225,000.00
  Use of proceeds: Operations and General Working Capital
  Date: June 19, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $569,558.00
  Use of proceeds: Working Capital

Date: January 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues. The Company generates revenues by selling caviar online and through pop-up retail locations. The Company's payments are generally collected upfront and revenue is recognized upon shipment. For retail sales, revenue is recognized at the point of sale. When annual subscriptions are sold, the Company defers revenue to the extent the subscription has not been earned. The Company's revenues were $7,092,946 for the year ended December 31, 2021 compared to $4,074,210 for the year ended December 31, 2020 - a significant increase in 2021 compared to 2020.

Revenues increased significantly in 2021 compared to 2020 primarily due to a significant increase in sales and marketing spend to help increase brand awareness and acquire new customers, as well as increased marketing to existing customers, which led to greater sales or products.

Cost of Goods Sold. Costs of goods sold (or COGS) include the cost of products, supplies, freight, broker fees, boxing, tins, and other direct expenses to its sales. The Company's COGS for the year ended December 31, 2021 was $3,169,145, compared with $1,713,956 for the year ended December 31, 2020. The Company's expenses attributable to COGS increased in 2021 in line with the Company's increased product sales in 2021 discussed above.

General and Administrative. General and Administrative expenses were $900,964 for the year ended December 31, 2021, increasing from $629,556 in expenses incurred for the year ended December 31, 2020. General and Administrative expenses in 2021 were generally comprised of facility rent and payroll expenses. The increase in these expenses in 2021 was primarily the result of an increase in temporary contract personnel in 2021, as well as additional rent expense from leasing a second unit at our distribution facility used for packaging and shipping our products, so that we could keep up the increased demand for our products.

Marketing. The Company expenses advertising expenses as incurred. For the year ended December 31, 2021, the Company has total sales and marketing expenses of $1,886,693, compared to $1,100,068 for the year ended December 31, 2020. The Company increased its advertising spending in 2021 to help drive sales of its products and subcription services.

Shipping. Shipping expenses were $917,652 for the year ended December 31, 2021, compared to $487,334 for the year ended December 31, 2020. Shipping expenses nearly doubled from 2020 to 2021 as a result of an increase in the number of orders we are fulfilling (resulting from increased sales in 2021), as well as increases in prices for shipping by the carriers we utilize.

Professional Fees. The Company incurred $735,555 in professional fees for the year ended December 31, 2021, compared to $369,145 for the year ended December 31, 2020. Professional fees in 2021 were comprised primarily of fees to advertising agencies to support our increased digital marketing efforts. In 2020, we only utilized a single marketing agency for our *Imperia* brand. In 2021, we brought in additional marketing agencies for our other brands.

Net Loss. As a result of the foregoing, despite significant improvements in revenues, the Company experienced a net loss of $520,206 for the year ended December 31, 2021 - a 78% increase in net loss compared to a net loss of $225,859 for the year ended December 31, 2020.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect our revenue and cash flows to continue to grow. In 2021, we increased our total revenues by over 50% from 2020, generating over $7 million in revenues in 2021, primarily generated through our caviar product sales. Our goal is to reach $9 million in gross revenues in 2022 and become profitable in the process.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 07, 2022, the Company had $245,506 in cash on hand. As of the date of this Offering Memorandum, the Company has capital resources available in the form of short-term working capital loan agreements with PayPal Working Capital, Shopify, Clearco, and Stripe. These loans are repaid through a percentage of our sales revenues - approximately 40% of our sales revenues go towards repaying these loans. In the past, we have received working-capital loans from these lenders for up to $1.5 million in total - which represents the approximate upper limit of what we may be able to borrow under these loan agreements at any one time.

The outstanding balance of all the working capital loans was $263,920 as of December 31, 2021. Subsequently, to December 31, 2021, the Company took out additional working-capital loans, and as of the date of this offering memorandum, has approximately $1,000,000 in principal balance owed.

In the past, the Company's management (or entities controlled by the Company's management) has advanced money to the Company for working capital. Such loans are covered by loan agreements with 1% annual interest rate and part of the loans will be converted to equity. The Company still regularly requests such advances from the Company's Management.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our Company's operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. The funds will be used to boost our working capital and reduce the fees we pay to the current working capital solutions in place. They will also allow us to build a stronger inventory to be less influenced by particular short-term market conditions, such as supply shortages that can raise our expenses for purchasing caviar and other specialty food items.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign not necessary to the viability of the Company. Of the total funds that our Company had as of July 07, 2022 ($245,506), the funds received from this campaign (assuming we raise the maximum) would be significantly more than cash that we had on hand - however, the Company generated over $7 million in revenues in 2021, and therefore has cash resources that are being generated to help support its operations until it reaches profitability. As stated above, funds from this campaign will be used to boost our working capital and as such reduce the fees we pay to the current working capital solutions in place. They will also allow us to build a stronger inventory to be less influenced by particular short-term market conditions, such as supply shortages that can raise our expenses for purchasing caviar and other specialty food items.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least 12 months. This is based on a current monthly burn rate of approximately $120,000 per month for expenses related to sales and marketing, salaries, rent for facilities, and other general and administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 12 months. This is based on a current monthly burn rate of $120,000 per month for expenses related to sales and marketing, salaries, rent for facilities, and other general and administrative expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including funds from additional securities offerings, as well as taking out additional loans.

The Company is currently conducting a private placement offering of SAFEs under Regulation D of the Securities Act. The Company has issued SAFEs in exchange for $225,000 in investments in this offering to date and is continuing to seek investors for this offering.

Indebtedness

- **Creditor:** Shopify
  Amount Owed: $229,000.00
  Interest Rate: 0.0%
  In 2020 and 2021, the Company entered into various revenue financing arrangements with Shopify for working capital advances. As of June 22, 2022, the outstanding principal balance of working capital advances owed to Shopify was $229,000. The Company is to remit 10%-18% of Shopify sales to Shopify until $229,000 is repaid. These obligations are secured by substantially all of the Company's assets.

- **Creditor:** ClearBanc
  Amount Owed: $684,500.00
  Interest Rate: 0.0%
  In 2021, the Company entered into various revenue sharing agreements with ClearBanc, which require total repayments of $684,500 as of June 22, 2022. These obligations are secured by substantially all of the Company's assets. The

Company is required to remit 20% of its revenues from sales until is working capital advance is repaid in full.

- **Creditor:** Stripe
  Amount Owed: $28,500.00
  Interest Rate: 0.0%
  In 2021, the Company entered into a working capital loan agreement with Stripe. As of June 22, 2022, the Company owed $28,500 to Stripe pursuant to this working capital loan. The Company must remit 20% of revenues generated solely from customers with annual subscriptions - which accounts for less than 5% of our total sales as of the date of this offering memorandum.

- **Creditor:** Solomon Mordechai
  Amount Owed: $887,600.00
  Interest Rate: 1.0%
  Maturity Date: January 01, 2023
  From time-to-time, the Company's director (Solomon Mordechai) or entities controlled by Solomon Mordechai advance or loan money to the Company for working capital. On January 1, 2022, the Company issued Solomon Mordechai a Non-Convertible Promissory Note. As of December 31, 2021, the total outstanding balance of this note was $781,500. As of June 27, 2022, the total outstanding balance owed on this note was $887,600. The note accrues interest at 1% per year, and the Company must put 2% of its gross revenues per year towards repayment of this note. There is no set maturity date for this note.

- **Creditor:** PayPal
  Amount Owed: $59,500.00
  Interest Rate: 0.0%
  In 2021, the Company received working capital loans from PayPal. As of June 22, 2022, the total amount owed to PayPal was $59,500. The Company must remit 30% of revenues from sales processed through PayPal until this amount is fully repaid, which account for 10% of the overall sales of the Company.

- **Creditor:** Globl Eye Investments LLC
  Amount Owed: $509,561.00
  Interest Rate: 1.0%
  Maturity Date: January 01, 2023
  From time-to-time, the Company's director (Solomon Mordechai) or entities controlled by Solomon Mordechai advance or loan money to the Company for working capital. On January 1, 2022, the Company issued GlobalEye Investments, LLC, a Delaware entity controlled by Mr. Mordechai, a convertible promissory note a Non-Convertible Promissory Note. As of December 31, 2021, the total outstanding balance of this note was $557,987 are convertible to equity of the Company at the option of Mr. Mordechai at any time. As of June 27, 2022, the outstanding balance of this note was $509,561. This note is convertible into shares of Class A Common Stock of the Company at a conversion price equal to

the price per share of Class A Common Stock as offered in the Company's most recent offering pursuant to Regulation Crowdfunding, provided that such conversion price shall be subject to adjustment or revision in the event of recapitalization, reclassifications, and certain other events. This note becomes convertible at any time following the conversion of the Company from a limited liability company into a corporation.

- **Creditor:** SAFE Holders (Various)
  Amount Owed: $225,000.00
  Interest Rate: 0.0%
  The SAFEs will convert into shares of capital stock of the Company sold in a transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of its capital stock. The SAFE holders will receive a 50% discount on the price per share of capital stock sold in such a transaction, when the SAFE converts. This Regulation Crowdfunding offering would trigger the conversion right of these SAFE holders.

Related Party Transactions

- **Name of Entity:** Solomon Mordechai
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: From time-to-time, Solomon Mordecahi (or entities controlled by Mr. Mordechai) advances money to the Company for working capital.
  Material Terms: These advances are considered due on demand and incur an interest rate of 1% based on the IRS published AFR rates during the year balances were outstanding. The amount outstanding to Mr. Mordechai and entities controlled by him totaled $1,339,487 as of December 31, 2021. As of June 22, 2022, the total amount owed to Mr. Mordechai and entities controlled by him was $1,297,161, including principal and interest.

Valuation

Pre-Money Valuation: $22,000,000.02

Valuation Details:

The Company determined its valuation based on an internal analysis of multiple factors including market opportunity, supply chain, technology, and leadership. First, the global caviar market is projected to register a significant growth rate of 8.5% from 2019 to 2024 to reach a market value of USD 1.88 billion by the end of 2024.* The Company has also secured a stable supply and distribution channel of sustainable, high-quality caviar at a significant discount. The Company has also developed a direct-to-consumer sales channel that has shown significant revenue growth, topping $7.2m in 2021.

*https://www.globenewswire.com/news-release/2019/04/23/1807798/0/en/Caviar-Market-will-grow-at-a-CAGR-of-9-8-to-hit-1-64-Billion-by-2025-Global-Analysis-by-Price-Trends-Size-Share-Business-Opportunities-and-Key-Players-Adroit-Market-Research.html

This pre-money valuation was calculated on a fully diluted basis, the company currently only has two classes of common stock.

In making this calculation, we have not assumed:

(i) any outstanding options, warrants or other securities with a right to acquire shares are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. As of June 27, 2022, the Company had $509,561 in Convertible Promissory Notes outstanding and $225,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  28.0%
  The Company will further refine its marketing strategy and engage in a more aggressive and robust marketing campaign to increase market share.

- *Operations*
  30.0%
  The Company will invest in enhancing its packing facility processes to gain operational efficiencies.

- *Business strategy*
  6.5%
  The Company will refine its wholesale strategy focused on optimizing performance upon returning to normal operations following Covid-19.

- *Research & Development*

30.0%
The Company will be developing additional brands within its current product offering (i.e., caviar), as well as conduct R&D focused on expansion into other product lines aligned to the Company's model (luxury consumer products in which there a sizable gap exists between raw product cost and retail price is currently being exploited in the market).

If we raise the over allotment amount of $1,069,999.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  60.0%
  The Company will further refine its marketing strategy and engage in a more aggressive and robust marketing campaign to increase market share.

- *Operations*
  18.0%
  The Company will invest in enhancing its packing facility processes to gain operational efficiencies.

- *Business strategy*
  6.5%
  The Company will refine its wholesale strategy focused on optimizing performance upon returning to normal operations following Covid-19.

- *Research & Development*
  10.0%
  The Company will be developing additional brands within its current product offering (i.e., caviar), as well as conduct R&D focused on expansion into other product lines aligned to the Company's model (luxury consumer products in which there a sizable gap exists between raw product cost and retail price is currently being exploited in the market).

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.imperiacaviar.com (https://imperiacaviar.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/imperia-caviar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Imperia Caviar, Inc.

[See attached]

IMPERIA CAVIAR, LLC

(a Delaware limited liability company)

Unaudited Financial Statements

For the calendar years ended December 31, 2021 and 2020

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 13, 2022

To: Board of Directors, IMPERIA CAVIAR, LLC

Re: 2021-2020 Financial Statement Review

We have reviewed the accompanying financial statements of IMPERIA CAVIAR, LLC (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in member's equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about

the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

IMPERIA CAVIAR, LLC
BALANCE SHEET
As of December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2021**	**2020**
Current Assets		
Cash and cash equivalents	$ 145,229	$ 100,397
Inventories – caviar	281,708	292,189
Inventories – non-caviar	169,011	0
Other current assets	151,191	30,000
Total current assets	747,138	422,586
Fixed assets, net	24,597	29,970
Security deposits	9,695	5,275
Total Assets	$ 781,429	$ 457,831
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities		
Accounts payable	$ 170,544	$ 47,146
Credit cards payable	331,702	0
Accrued expenses	138,809	0
Short-term working capital loans	263,920	163,668
Total Current Liabilities	904,976	210,814
Loan payable	557,987	657,786
Loan payable – related party	781,500	532,060
Total Liabilities	2,244,463	1,400,659
MEMBER'S EQUITY/(DEFICIT)		
Member's equity/(deficit)	(1,463,034)	(942,828)
Total Member's Equity	(1,463,034)	(942,828)
Total Liabilities and Member's Equity	$ 781,429	$ 457,831

IMPERIA CAVIAR, LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2021	2020
Revenues, net	$ 7,092,946	$ 4,074,210
Cost of goods sold	3,169,145	1,713,956
Gross profit	3,923,801	2,360,254
Operating expenses		
Marketing	1,886,693	1,100,068
Shipping	917,652	487,334
Professional fees	735,555	369,145
Other general and administrative	900,964	629,566
Total operating expenses	4,440,864	2,586,113
Net Operating Income (Loss)	(517,063)	(225,859)
Depreciation	(3,143)	–
Tax (provision) benefit	–	–
Net Income (Loss)	$ (520,206)	$ (225,859)

IMPERIA CAVIAR, LLC
STATEMENT OF CHANGES TO MEMBER'S EQUITY/(DEFICIT)
For Years Ending December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Member's Equity/(Deficit)
Balance as of January 1, 2020	**$ (716,929)**
Net Income (Loss)	(225,859)
Balance as of December 31, 2020	**$ (942,828)**
Net Income (Loss)	(520,206)
Balance as of December 31, 2021	**$ (1,463,034)**

IMPERIA CAVIAR, LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2021 and 2020
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2021	2020
Operating Activities		
Net Income (Loss)	$ (520,206)	$ (225,859)
Adjustments to reconcile net income (loss)		
Add: Depreciation	3,143	0
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in inventories	(158,530)	(273,765)
(Increase) Decrease in other current assets	(121,191)	(30,000)
Increase (Decrease) in accounts and credit cards payable	455,100	32,938
Increase (Decrease) in accrued expenses	138,809	(8,551)
Net cash used in operating activities	(202,875)	(505,237)
Investing Activities		
Purchase of fixed assets and security deposits	(2,190)	(12,569)
Net cash used in investing activities	(2,190)	(12,569)
Financing Activities		
Proceeds from short-term working capital loans	100,252	163,668
Proceeds from (repayment of) long-term loans payable	(99,799)	(3,321)
Proceeds from long-term loans payable, related party	249,440	366,370
Net change in cash from financing activities	249,983	526,717
Net change in cash and cash equivalents	44,832	8,911
Cash and cash equivalents at beginning of period	100,397	91,486
Cash and cash equivalents at end of period	$ 145,229	$ 100,397

IMPERIA CAVIAR, LLC
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
For the calendar year periods ending December 31, 2021 and 2020
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

IMPERIA CAVIAR, LLC (which may be referred to as the "Company", "we," "us," or "our") is a limited liability company formed under the laws of Delaware on March 16, 2018 and registered for business in California. The Company distributes caviar products to consumers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $145,229 and $100,397 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company had $24,597 and $29,970 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company recognizes revenue when its goods are shipped to customers.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Inventories
The Company records inventory at the lower of cost or market and makes adjustments for obsolescence, spoilage and shrinkage as necessary.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred intermittent losses since inception. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT INSTRUMENTS

The Company has borrowed from Shopify and Paypal to meet working capital needs. These obligations are repaid as a percentage of the revenue collected by these processors of the Company's sales. It is anticipated that these obligations will be repaid within the next 12 months.

The Company has also entered into a long-term loan facility with a remaining balance of $557,987 as of December 31, 2021.

The Company has also borrowed from a related party.

NOTE 5 – INCOME TAX PROVISION

The Company is treated as a passthrough entity under the Internal Revenue Code for the periods presented in these financial statements. As a partnership, all items of income, expense, credit and deduction are allocated to the members of the Company and the Company is not liable for income tax on its activities.

The Company has (or will) filed its income tax return for the period ended December 31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

The Company has a single class of equity, membership interest. Additionally, all of the single class of equity is constructively held by a single shareholder.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business that would have a material impact on these financial statements aside from borrowing from an affiliate of its single member.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2022, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID-19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through June 13, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Imperia Caviar

Changing the way we think about caviar


KALUGA HYBRID RESERVE
IMPERIA
Caviar
THE BEST IS WITHIN REACH

Website | Los Angeles, CA | FOOD & BEVERAGE

$0.00 raised

0 Investors	$22M Valuation
$0.60 Price per Share	$499.80 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Imperia Caviar's mission is to transform caviar from a splurge to an everyday delight by making the highest quality, sustainably-farmed caviar accessible to a larger audience. Imperia is looking to change the way the domestic market views caviar, disrupting the competition with an innovative supply chain and direct-to-consumer model.

Reasons to Invest

- Rapid Revenue Growth | Since launching our direct-to-consumer sales channel in 2018 Imperia Caviar has generated over $12M in revenue with approximately 300% year-over-year growth.
- Modernizing an outmoded (atl antiquated) marketplace (atl business ecosystem) with data-driven digital marketing strategies, direct-to-consumer sales and a vertical business model that drastically reduces costs while maintaining the highest quality.
- A fast-growing global market with 9% annual growth. Imperia Caviar is accelerating the adoption of Caviar in new markets with drastically lower prices and direct-to-consumer access.

*Market statistic provided by Grand View Research (source)

As of the time of this Regulation Crowdfunding offering, "Imperia Caviar, LLC" is contemplating converting to a Delaware C-Corporation. The Company intends to convert into a Delaware corporation (i.e. "Imperia Caviar, Inc.") prior to the first closing of investments in this Offering. Certain information disclosed on this page and in the Company's offering materials reflects the its information post-conversion.

Welcome to Imperia Caviar


KALUGA HYBRID RESERVE
IMPERIA
Caviar

Imperia Caviar is on a mission to introduce new audiences in the US and abroad to high-quality sustainably sourced Caviar at a drastically reduced price point. We're leveraging the latest performance digital marketing strategies, a direct-to-consumer business model, and a scalable vertically integrated supply chain to offer premium-quality caviar at prices 4x lower than most industry incumbents. Our goal is to accelerate the growth of Caviar consumption in the massive US marketplace by increasing consumer access and reducing cost while maintaining the highest quality standards.

Since launching our brand in 2018 Imperia Caviar has generated incredible traction with over $12 million in revenue and 300% year-over-year growth. Using data-driven digital marketing strategies, we have attracted over 23,000 active users who purchased over 7.5 tons of caviar in 2021.

In 2022 Imperia Caviar is planning on extending our scalable model to other fast-growing gourmet food segments. Expansion is already underway with the addition of A5 Kagoshima Wagyu beef and soon-to-be-launched truffle and olive oil offerings. By leveraging our proven model that increases access and drives down costs, Imperia Caviar is poised to disrupt the $161 billion global specialty foods market.



THE PROBLEM

We believe the lack of access and historically high prices have stifled demand for caviar in the US.

Despite an increase in global demand and the US consumers' growing preference for gourmet and high-quality foods, caviar has failed to gain significant traction in the US. We believe lack of access and high prices have until now suppressed US caviar market growth.

Caviar is celebrated in culinary traditions around the world for its rich flavor and delicate texture. In addition, caviar is highly nutritious containing omega-3 fatty acids, vitamin B12, and selenium, among other vitamins and minerals. We believe the average US consumer has little to no direct experience with caviar and perceive it as an ultra-luxury food reserved for the wealthy, or an obscure Russian delicacy.

We believe our early traction demonstrates a significant market opportunity with several demographic and behavioral market segments including health conscience and epicurean consumers.



THE SOLUTION

Imperia Caviar is unlocking the US caviar market with a unique business model that increases access to high-quality, low cost caviar.



In our opinion, the traditional caviar business model which includes brokers, wholesalers, transportation companies, and retailers creates prohibitively high prices and reduces consumer access to specialty food brick-and-mortar retailers. Imperia Caviar's direct-to-consumer sales channel, powered by effective data-driven digital marketing, and a vertical business model that connects consumers directly to sustainably sourced high-quality caviar creates a new paradigm in this outmoded industry. It's simple - by removing the steps between suppliers and consumers we are able to offer higher quality caviar at lower prices.

The innovation doesn't stop with our business model. Imperia utilizes innovative packaging and shipping solutions that arrive quickly to consumers' homes, restaurants, and food retailers while maintaining our caviar at the ideal temperature. In addition, Imperia has leveraged consumer engagement data to create a suite of distinct brands to target key market segments like sushi lovers, keto and paleo diet, and price conscious consumers.

And we're just getting started!

Imperia Caviar has launched the Caviar Club, our subscription model sales channel that evokes the familiar and successful 'Wine Club' model.



THE MARKET

The market is growing at 9% annually

Analysts have predicted that the caviar market will continue to grow at an CAGR of over 9%, with some expecting it to reach as high as $1.64B by 2025.

We believe Imperia Caviar is poised to capitalize on this rapid growth by building brand awareness and absorbing a significant share of this growing market. By establishing our brand at a lower price point Imperia will have the inside track as the caviar market expands and prices industry-wide experience downward pressure.



GLOBAL CAVIAR MARKET
$2000M (USD)
$1501M
TOTAL
$1245M
821 tons
$854M
$1032M
572 tons
$704M
450 tons
355 tons
280 tons
2016
2018
2020
2022
2024

(Source: Orbis Research)

OUR TRACTION

Consistent Year-Over-Year Revenue Growth!

Imperia Caviar has a proven product-market fit. Since launching our brand in 2018 Imperia Caviar has generated incredible traction with over $12 million in revenue and consistent year-over-year growth. In just three years our revenue has grown from $678K in 2019 to $4.1M in 2020 and a $7.2M in 2021. By repositioning caviar as an accessible delicacy and staple of a healthy diet our brands have attracted over 23,000 active users.

We've secured stable, scalable supplier partnerships. Imperia Caviar has secured a supplier base of over 5X our current sales volume with a growing list of sustainably operated caviar suppliers. Enabling us to provide the highest quality caviar at low prices, as we scale our business.



Imperia Revenue by Year
$15,000,000
$10,000,000
$5,000,000
2,000,000
$1,000,000
$0
$110K
$685K
$4.1M
2018 ACTUAL
2019 ACTUAL
2020 ACTUAL
2021 ACTUAL

WHAT WE DO

High-grade caviar at affordable prices





Imperia Caviar makes caviar affordable and accessible through innovation.

- By working directly with our sturgeon farm partners to optimize production and transportation, we are able to offer premium-quality caviar at prices 4x lower than the market.
- We're changing the market by repositioning caviar through data-driven digital advertising and a multi-brand strategy.
- Our direct-to-consumer sales channel and subscription model make it easy for anyone to integrate caviar into their daily diet.

Our Mission



Imperia Caviar's mission is to make caviar accessible and available while offering uncompromising value and service to its members.

Our Caviar

We offer two exquisite varieties of caviar, **Kaluga Hybrid** and **Royal Ossetra**.

- **Kaluga Hybrid:** mild and creamy
- **Royal Ossetra:** nutty and rich











THE BUSINESS MODEL

The New Caviar Marketplace - online subscriptions, traditional eCommerce, D2C, and B2B.

Imperia Caviar's impressive early success is powered by three key innovations that work together to introduce new audiences to the highest quality caviar at prices lower than traditional offerings.

1. **Vertical Business Model** - We've updated the traditional caviar supply chain by removing the steps, and costs, between suppliers and consumers. We partner directly with caviar producers using the latest sustainable cultivation techniques and deliver directly to our consumers using innovative packaging and shipping solutions that ensure quality during the shipping process and arrive quickly.
2. **Direct-to-Consumer and Subscription Sales Channels** - Imperia Caviar drastically increases consumer access to top-shelf caviar using subscriptions, eCommerce and direct-to-consumer sales channels. In an increasingly on-demand food marketplace, Imperia Caviar is making it easier than ever for new caviar consumers to enjoy the highest quality caviar at low prices.
3. **Data-driven Digital Marketing Strategies** - We're repositioning caviar to a new market of consumers with the latest data-informed digital marketing and branding. In a market dominated by out-dated and pretentious branding, we've identified key high-growth market segments. Using the latest digital advertising practices we've created a process to scale our audience and revenue growth.


IMPERIA CAVIAR

(Imperia Caviar at Westfield Century City Mall in Los Angeles, CA)

We offer one-off purchases on all our websites, in-person private events through kiosks and pop-ups and have a growing list of businesses including restaurants, hotels, and airlines that we sell to at wholesale pricing.

Our average order value is over $285, with an average gross margin of 35-40%.


Average Order Value
$285+
Average Gross Margin
35-40%

HOW WE ARE DIFFERENT

High quality, at a fraction of the cost

Imperia Caviar

Through Imperia Caviar, caviar is undergoing a sea change. What was once considered an out-of-reach luxury, is now delighting the palates of food lovers everywhere. One taste is all it takes.



Only The Best


IMPERIA

The best caviar is made by hand. Our manual production technique ensures each pearl reaches you in optimal condition.




IMPERIA



THE VISION

The future of luxury foods.

Our goal is to accelerate the growth of Caviar consumption in the massive US marketplace and extend our model to other fast-growing gourmet food segments.

Caviar will be a household staple. With over $12M in revenue since inception, we've shown that our approach to growing the caviar market in the US works and we're just getting started. With funds from this raise we plan to scale our marketing efforts and utilize our cost-saving model to become the brand Americans associate with caviar today and eventually luxury foods at large.

We're already extending our luxury food offerings with the addition of A5 Kagoshima Wagyu beef and in 2022 we plan to launch gourmet truffle and olive oil offerings. Imperia Caviar is using our proven model that increases access and drives down costs, to become the digital home for luxury foods. We invite you to join us as an early investor!


IMPERIA
Caviar

OUR TEAM

A proven team on a mission.

Imperia Caviar is a team of passionate industry leaders and caviar lovers. We're uniquely qualified to scale our business and introduce new audiences in the US and abroad to high-quality sustainably sourced Caviar at drastically reduced prices.

Founder, Sony Mordechai is a lifelong caviar enthusiast and serial entrepreneur. He has founded over 17 operating companies and has a proven track record scaling disruptive business models. His extensive experience in the luxury and wellness industries include engagements with brands like Burberry, Nike, and Adidas. In addition ,Sony has been chosen by Harvard University to attend a 9 year-long executive program for top Presidents and CEOs. Sony is joined by COO, Nicholas Pnevmatikakis, who has over 25 years of experience running multimillion-dollar projects.

WHY INVEST

Our extraordinary growth is just the beginning

Join Imperia Caviar as an early investor. We believe our early traction proves our model is posited to capitalize on this growing market. Funds from this campaign will allow us to grow our digital marketing operation and grow our market share.

Join us as we bring Caviar to all!

In the Press

Forbes · USA TODAY · Authority Magazine

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Meet Our Team



Nikolaos Pnevmatikakis
CEO & CFO
Nikos, has over 25 years of experience running multimillion-dollar projects and departments, an IT background as well as an MBA.



Solomon Mordechai
Director & Founder
Solomon Mordechai is a lifelong caviar enthusiast and serial entrepreneur. He has founded over 17 operating companies and has a proven track record scaling disruptive business models. His extensive experience in the luxury and wellness industries includes engagements with brands like Burberry, Nike, and Adidas. In addition, he has been chosen by Harvard University to attend a 9 year-long executive program for top Presidents and CEOs.



Aliki Lala
President & CMO
7 years of experience in Creative Direction, Design & Marketing.

B.F.A, University of Southern California

Offering Summary

Company : Imperia Caviar, Inc.

Corporate Address : 10100 Santa Monica Blvd, Suite 300, Los Angeles, CA 90067

Offering Minimum : $9,999.60

Offering Maximum : $1,069,999.80

Minimum Investment Amount (per investor) : $499.80

Terms

Offering Type : Equity

Security Name : Class A Common Stock

Minimum Number of Shares Offered : 16,666

Maximum Number of Shares Offered : 1,783,333

Price per Share : $0.60

Pre-Money Valuation : $22,000,000.02

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses

Time-Based Perks

Friends and Family

Invest within the first week and receive 20% bonus shares.

Super Early Bird

Invest within the first two weeks and receive 15% bonus shares.

Early Bird

Invest within the first three weeks and receive 10% bonus shares.

Early Adopters

Invest within the first month and receive 5% bonus shares.

Amount-Based Perks

Tier 1 | $1,000+

Invest $1,000+ and receive 1-year access to The Caviar Club's member privileges.

Tier 2 | $2,500+

Invest $2,500+ and receive 125g of Imperia Caviar and 2-year access to The Caviar Club's member privileges.

Tier 3 | $5,000+

Invest $5,000+ and receive 250g of Imperia Caviar and 3-year access to The Caviar Club's member privileges.

Tier 4 | $10,000+

$10,000+ --5% Bonus Shares, 500g of Imperia Caviar, and 7-year access to The Caviar Club's member privileges.

Tier 5 | $25,000+

Invest $25,000+ and receive 10% Bonus Shares, 2k of Imperia Caviar, and Lifetime access to The Caviar Club's member privileges.

Tier 6 | $50,000+

Invest $50,000+ and receive 20% Bonus Shares, $5K worth of Imperia Caviar, and lifetime access to The Caviar Club's member privileges.

Tier 7 | $100,000+

Invest $100,000+ and receive $10K worth of Imperia Caviar and Lifetime access to The Caviar Club's member privileges.

Caviar Club Member Privileges include complimentary shipping, member pricing, access to exclusive events, early access to limited edition caviar and luxury products, virtual tasting events.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Imperia Caviar, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.60 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF INCORPORATION

OF

IMPERIA CAVIAR, INC.

ARTICLE I

NAME

The name of this corporation is Imperia Caviar, Inc. (the "Company").

ARTICLE II

REGISTERED AGENT

The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801 and the name of the registered agent of the Company in the State of Delaware at such address is the The Corporation Trust Company.

ARTICLE III

PURPOSE

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

AUTHORIZED STOCK

Authorized Shares. The total number of shares of Common Stock authorized to be issued is 136,666,667 shares, $0.00001 par value per share, 100,000,000 of which are designated "Class A Common Stock", and 36,666,6673 of which are designated "Class ***B Common Stock."***

ARTICLE V

TERMS OF CLASSES AND SERIES

The rights, preferences, privileges, restrictions and other matters relating to the Common Stock are as follows:

1. Definitions. For purposes of this Article V, the following definitions apply;

1.1 "Family Member" shall mean with respect to any natural person who is a Qualified Stockholder, the spouse, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Qualified Stockholder.

1.2 "Permitted Entity" shall mean with respect to a Qualified Stockholder (a) a Permitted Trust (as defined below) solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, or (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder.

1.3 "Permitted Transfer" shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:

(a) by a Qualified Stockholder to (i) one or more Family Members of such Qualified Stockholder, or (ii) any Permitted Entity of such Qualified Stockholder;

(b) by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (ii) any other Permitted Entity of such Qualified Stockholder; or

(c) approved by the Board of Directors (the "Board").

1.4 "Permitted Transferee" shall mean a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

1.5 "Permitted Trust" shall mean a bona fide trust where each trustee is (a) a Qualified Stockholder, (b) Family Member or (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

1.6 "Qualified Stockholder" shall mean (a) any registered holder of a share of Class B Common Stock and (b) any Permitted Transferee.

1.7 "Transfer" of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; provided, however, that the following shall not be considered a "Transfer" within the meaning of this Article V:

(a) the granting of a revocable proxy to officers or directors of the Company at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders;

(b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (i) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (ii) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; or

(c) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer".

A "Transfer" shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity.

1.8 "Voting Control" shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

2. Identical Rights. Except as otherwise provided in this Certificate of Incorporation or required by applicable law, shares of Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the corporation but excluding voting as described in Section 3 below), share ratably and be identical in all respects as to all matters, including:

2.1 Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board. Any dividends paid to the holders of shares of Common Stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of Common Stock treated adversely, voting separately as a class.

2.2 The Company shall not declare or pay any dividend or make any other distribution to the holders of Common Stock payable in securities of the Company unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of Common Stock; provided, however, that (i) dividends or other distributions payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock may be declared and paid to the holders of Class A Common Stock without the same dividend or distribution being declared and paid to the holders of the Class B Common Stock if, and only if, a dividend payable in shares of Class B Common Stock or rights to acquire shares of Class B Common Stock are declared and paid to the holders of Class B Common Stock at the same rate and with the same record date and payment date; and (ii) dividends or other distributions payable in shares of Class B Common Stock or rights to acquire shares Class B Common Stock may be declared and paid to the holders of Class B Common Stock without the same dividend or distribution being declared and paid to the holders of the Class A Common Stock if, and only if, a dividend payable in shares of Class A Common Stock or rights to acquire shares of Class A Common Stock are declared and paid to the holders of Class A Common Stock at the same rate and with the same record date and payment date; and provided, further, that nothing in the foregoing shall prevent the Company from declaring and paying dividends or other distributions payable in shares of one class of Common Stock or rights to acquire one class of Common Stock to holders of all classes of Common Stock.

2.3 If the Company in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, then the outstanding shares of all Common Stock will be subdivided or combined in the same proportion and manner.

3. Voting Rights.

3.1 Common Stock.

(a) Class A Common Stock. Each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Class A Common Stock shall at all times vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

(b) Class B Common Stock. Each holder of Class B Common Stock shall be entitled to ten (10) votes per share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Class B Common Stock shall at all times vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders or shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law of the State of Delaware.

4. Liquidation Rights

In the event of a Liquidation Event, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class; provided, however, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock in connection with any Liquidation Event pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be "distribution to stockholders" for the purpose of this Section 4.

5. Conversion of the Class B Common Stock. The Class B Common Stock will automatically be converted into one fully paid and nonassessable share of Class A Common Stock, as follows:

(a) on the affirmative election of such holder; or

(b) on the occurrence of a Transfer of such share of Class B Common Stock, other than a Permitted Transfer.

On the occurrence of the conversion events specified in this Section 5, such conversion will occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company will not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable on such conversion unless the certificates evidencing such shares of Class B Common Stock, if any such certificates have been issued, are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. On the occurrence of such automatic conversion of the Class B Common Stock, the holders of Class B Common Stock so converted will surrender the certificates representing such shares at the office of the Company or any transfer agent for the Class A Common Stock. Thereupon, if requested by any holder of Class B Common Stock, there will be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Class A Common Stock into which the shares of Class B Common Stock surrendered were convertible on the date on which such automatic conversion occurred.

6. Reservation of Stock Issuable Upon Conversion. The Company will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock and if at any time the number of authorized but unissued shares of Class A Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purpose.

7. Miscellaneous.

7.1 No Reissuance of Class B Common Stock. No share or shares of Class B Common Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Company shall be authorized to issue.

7.2 Preemptive Rights. No stockholder of the Company shall have a right to purchase shares of capital stock of the Company sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement between the Company and a stockholder.

ARTICLE VI

LIABILITY

1. To the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Section 1 of Article VI by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

2. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which General Corporation Law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Section 2 of Article VI shall not (a) adversely affect any right or protection of any director, officer or other agent of the Company existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Company with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE VII

The name and address of the incorporator as follows:

Name: Jamie Ostrow, Esq.
Mailing Address: 700 12th Street NW, Suite 700, Washington DC, 2005

ARTICLE VIII

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

1. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Certificate of Incorporation.

2. The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate of Incorporation. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate of Incorporation.

3. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

4. Any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, will be signed by the holders of outstanding stock of the Company having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Company entitled to vote thereon were present and voted.

5. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Company may provide. The books of the Company may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Company.

6. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This Section 6 of Article VIII shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. If any provision or provisions of this Section 6 of Article VIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section 6 of Article VIII (including, without limitation, each portion of any sentence of this Section 6 of Article VIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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I, THE UNDERSIGNED, being the sole Incorporator, for the purpose of forming a corporation pursuant to the General Corporation Law, do make this certificate, herein declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this __th day of [Month], 202[X].

/s/ ____________________________________

Incorporator